News Release
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

Pierre St-Arnaud Steps Down as SR Telecom’s President and CEO
Mr. St Arnaud will continue to serve on Company’s Board of Directors

MONTREAL, July 21, 2005 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that Pierre St-Arnaud has resigned as the Company’s President and Chief Executive Officer. Mr. St-Arnaud will continue to sit on the Company’s Board of Directors.

Mr. St-Arnaud joined SR Telecom in 2000 as President and Chief Operating Officer and was appointed CEO in April 2001. Under his leadership, SR Telecom broadened its product portfolio through the acquisition of assets from Lucent Technologies and Netro Corporation, launched new technology platforms giving access to new and growing markets, and streamlined its manufacturing, R&D and sales processes.

“The initiatives guided by Mr. St-Arnaud have played a crucial role in strengthening the company’s competitiveness and positioning it as the global leader in WiMAX-ready, OFDM Broadband Wireless Access solutions. In fact, Pierre’s vision led to the acquisition and development of a series of products that currently account for approximately two-thirds of our revenues,” said Lionel Hurtubise, Chairman of SR Telecom’s Board of Directors. “We are very pleased that Pierre will continue to serve on the Board, and to contribute to the further development of the Company.”

Mr. William Aziz, the Company’s Chief Restructuring Officer, will assume the CEO role on an interim basis.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783